Filed pursuant to Rule 424(b)(3)
Registration No. 333-136778
Carrizo Oil & Gas, Inc.
Supplement No. 2 dated January 3, 2007
To Prospectus dated November 16, 2006

This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Carrizo Oil & Gas, Inc. dated November 16, 2006, as supplemented by Supplement No. 1 dated December 22, 2006 (as so supplemented, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide an update on recent developments regarding our financing arrangements. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Supplement updates and supersedes the information contained in the Prospectus.

You should consider carefully the risk factors beginning on page 3 of the Prospectus dated November 16, 2006 before purchasing any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

As previously reported, we entered into an amendment, effective as of December 19, 2006, to our Second Lien Credit Agreement with Credit Suisse, as Administrative Agent and Collateral Agent, the guarantors party thereto and the lenders party thereto (the “Second Lien Credit Facility”), which increased the principal amount available for borrowings under the Second Lien Credit Facility by $75 million. On January 3, 2007, we borrowed $75 million under the Second Lien Credit Facility, with net proceeds after payment of fees of approximately $72.1 million.